Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of GTx, Inc., for the registration of an indeterminate number of shares of common stock, an indeterminate number of warrants to purchase common stock, an indeterminate number of shares of common stock issuable upon exercise of any such warrants, and an indeterminate number of units which shall have an aggregate initial offering price not to exceed $100,000,000, and to the incorporation by reference therein of our reports dated March 8, 2011, with respect to the financial statements of GTx, Inc. and the effectiveness of internal control over financial reporting of GTx, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Memphis, Tennessee
May 20, 2011